FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Three months ended June 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2010 (US GAAP)

Date:	July 30, 2010

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Kazuhisa Kishimoto
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the three months ended June 30
	2010		2009
	(Millions of yen, except per share data)
		% Change from June 30, 2009		% Change from June 30, 2008
Total revenue	314,016	(13.6%)	363,595	41.0%
Net revenue	259,824	(12.9%)	298,359	120.9%
Income before income taxes	6,470	(79.4%)	31,421	—
Net income attributable to Nomura Holdings, Inc. (“NHI”) Shareholders	2,322	(79.7%)	11,420	—
Basic-Net income attributable to NHI shareholders per share (Yen)	0.63		4.37
Diluted-Net income attributable to NHI shareholders per share (Yen)	0.63		1.81
Return on shareholders’ equity (annualized)	0.4%		3.0%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI to Total NHI shareholders’ equity. (2) Financial Position
	At June 30		At March 31
	2010		2010
	(Millions of yen, except per share data)
Total assets		33,935,100		32,230,428
Total equity		2,111,898		2,133,014
Total NHI shareholders’ equity		2,101,764		2,126,929
Total NHI shareholders’ equity as a percentage of total assets		6.2%		6.6%
Total NHI shareholders’ equity per share (Yen)		572.10		579.70

Note: Shareholders’ equity per share is calculated with Total NHI shareholders’ equity.

2. Cash dividends

	For the year ended March 31
	2010	2011	2011 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	—	Unconfirmed
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Notes:

1.	Revision of cash dividend forecast during this period : None
2.	Nomura plan to forgo dividend distribution for Q3 of fiscal year 2011. Fiscal year 2011 Q2 and Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2011”.

3. Earnings forecasts for the year ending March 31, 2011

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

For details, please refer to page 5 “Others” of the accompanying materials.

(1) Significant changes to consolidated subsidiaries during the period: None

(2) Adoption of the Simplified and Particular Accounting Treatments: None

(3) Changes in Accounting Principles, Procedures and Presentations

a)	Changes due to amendments to the accounting standards : Yes
b)	Changes due to other than in a) : None

(4) Number of shares issued (common stock)

	At June 30	At March 31
	2010	2010
Number of shares outstanding (including treasury stock)	3,719,133,241	3,719,133,241
Number of treasury stock	45,331,805	50,088,627

	For the three months ended June 30
	2010	2009
Average number of shares outstanding	3,671,473,025	2,611,721,313

* Quarterly Review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Others	P.5

(1) Significant Changes to Subsidiaries	P.5
(2) Simplified and Particular Accounting Treatments	P.5
(3) Changes in Accounting Principles, Procedures and Presentations	P.5

3. Quarterly Consolidated Financial Statements	P.6

(1) Consolidated Balance Sheets	P.7
(2) Consolidated Statements of Operations	P.9
(3) Note with respect to the Assumption as a Going Concern	P.9
(4) Segment Information-Operating Segment	P.10
(5) Significant Changes in Equity	P.11
(6) Consolidated Statements of Operations – Quarterly Comparatives	P.12
(7) Business Segment Information – Quarterly Comparatives	P.13

4. (Reference Information) Unconsolidated Quarterly Financial Statements	P.14

(1) Unconsolidated Balance Sheet	P.14
(2) Unconsolidated Income Statement	P.14

5. Supplementary Information	P.15

(1) Financial Status of a Major Subsidiary	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

US GAAP

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue	259.8	298.4	(12.9)
Non-interest expenses	253.4	266.9	(5.1)

Income (loss) before income taxes	6.5	31.4	(79.4)
Income tax expense	3.4	20.7	(83.4)

Net income (loss)	3.0	10.7	(71.8)

Less: Net income (loss) attributable to noncontrolling interests	0.7	(0.7)	—

Net income (loss) attributable to NHI Shareholders	2.3	11.4	(79.7)

Return on shareholders’ equity* (annualized)	0.4%	3.0%	—

*	Return on shareholders’ equity is ratio of Net income (loss) attributable to NHI Shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 259.8 billion yen for the three months ended June 30, 2010, a decrease of 12.9% from the same period in the prior year. Non-interest expenses decreased 5.1% from the same period in the prior year to 253.4 billion yen, Income before income taxes was 6.5 billion yen and Net income attributable to NHI Shareholders was 2.3 billion yen for the three months ended June 30, 2010.

Segment Information

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue	270.4	288.6	(6.3)
Non-interest expenses	253.4	266.9	(5.1)

Income (loss) before income taxes	17.1	21.7	(21.3)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2010 was 270.4 billion yen, a decrease of 6.3% from the same period in the prior year. Non-interest expenses decreased 5.1% from the same period in the prior year to 253.4 billion yen. Income before income taxes was 17.1 billion yen for the three months ended June 30, 2010. Please refer to page 10 for further details of the differences between US GAAP and business segment amounts.

<Business Segment Results>

Nomura realigned its reporting segments in relation to how it operates and manages its business by merging the Global Markets, Investment Banking, and Merchant Banking divisions into the Wholesale division. Nomura now divides its business segments into three divisions of Retail, Asset Management, and Wholesale.

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue	111.0	95.4	16.3
Non-interest expenses	73.2	67.5	8.4

Income (loss) before income taxes	37.7	27.9	35.5

Net revenue increased 16.3% from the same period in the prior year to 111.0 billion yen, due primarily to increasing commissions for distribution of investment trusts. Non-interest expenses increased 8.4% to 73.2 billion yen. As a result, income before income taxes increased 35.5% to 37.7 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue	18.1	18.7	(2.8)
Non-interest expenses	13.2	13.5	(2.2)

Income (loss) before income taxes	4.9	5.1	(4.5)

Net revenue decreased 2.8% from the same period in the prior year to 18.1 billion yen. Non-interest expenses decreased 2.2% to 13.2 billion yen. As a result, income before income taxes decreased 4.5% to 4.9 billion yen. Assets under management was 22.2 trillion yen at the end of June 2010.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue	108.6	211.7	(48.7)
Non-interest expenses	149.8	158.5	(5.5)

Income (loss) before income taxes	(41.1)	53.3	—

Net revenue decreased 48.7% from the same period in the prior year to 108.6 billion yen, due primarily to decreasing net gain on trading. Non-interest expenses decreased 5.5% to 149.8 billion yen. As a result, loss before income taxes was 41.1 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue	32.7	(37.1)	—
Non-interest expenses	17.2	27.4	(37.4)

Income (loss) before income taxes	15.6	(64.6)	—

Net revenue was 32.7 billion yen. Income before income taxes was 15.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2010, were 33.9 trillion yen, an increase of 1.7 trillion yen compared to March 31, 2010, reflecting primarily the increase in Trading assets. Total liabilities as of June 30, 2010 were 31.8 trillion yen, an increase of 1.7 trillion yen compared to March 31, 2010, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2010 was 2.1 trillion yen, a decrease of 21.1 billion yen compared to March 31, 2010.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Others

(1)	Significant Changes to Subsidiaries

Not applicable.

(2)	Simplified and Particular Accounting Treatments

Not applicable.

(3)	Changes in Accounting Principles, Procedures and Presentations

Transfers of financial assets and consolidation of variable interest entities—

On April 1, 2010, Nomura adopted amendments to Accounting Standard Codification Topic (“ASC”) 810 “Consolidation” introduced by Accounting Standards Update (“ASU”) 2009-17. The ASU revises the definition of a variable interest entity (“VIE”), when a reporting entity is required to consolidate a VIE and when reassessment of a consolidation decision is required. As a result, the balance of the retained earnings at the beginning of the year has been adjusted.

Also on April 1, 2010, Nomura adopted amendments to ASC 860 “Transfers and Servicing” introduced by ASU 2009-16. The ASU revises the accounting for transfers of financial assets and eliminates the concept of a qualifying special purpose entity (“QSPE”). Entities formerly meeting the definition of a QSPE are now evaluated for consolidation under the revised consolidation guidance provided by ASC 810 as amended by ASU 2009-17.

Net investment hedge—

Effectively from April 1, 2010, Nomura adopted net investment hedging to mitigate foreign exchange risks created by some significant foreign subsidiaries. Accordingly, the net translation adjustment amount recognized in the consolidation processes is reduced by the effective portion of the foreign exchange gains (or losses) on the hedging instruments for net investment in such foreign subsidiaries.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 29, 2010) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 29, 2010) for the year ended March 31, 2010.

In relation to significant changes to accounting principles, procedures and presentation (changes in accordance with amendments to the accounting standards), please refer to section “2. Others, (3) Changes in Accounting Principles, Procedures and Presentations”.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	June 30, 2010	March 31, 2010	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	665,074	1,020,647	(355,573)
Time deposits	194,764	196,909	(2,145)
Deposits with stock exchanges and other segregated cash	188,116	134,688	53,428

Cash and cash deposits, Total	1,047,954	1,352,244	(304,290)

Loans and receivables:
Loans receivable	1,226,391	1,310,375	(83,984)
Receivables from customers	40,334	59,141	(18,807)
Receivables from other than customers	709,759	707,623	2,136
Allowance for doubtful accounts	(4,641)	(5,425)	784

Loans and receivables, Total	1,971,843	2,071,714	(99,871)

Collateralized agreements:
Securities purchased under agreements to resell	7,153,342	7,073,926	79,416
Securities borrowed	5,609,120	5,393,287	215,833

Collateralized agreements, Total	12,762,462	12,467,213	295,249

Trading assets and private equity investments:
Trading assets*	16,091,408	14,374,028	1,717,380
Private equity investments	310,776	326,254	(15,478)

Trading assets and private equity investments, Total	16,402,184	14,700,282	1,701,902

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥287,744 million at June 30, 2010 and ¥273,616 million at March 31, 2010)	399,693	357,194	42,499
Non-trading debt securities*	387,151	308,814	78,337
Investments in equity securities*	110,718	122,948	(12,230)
Investments in and advances to affiliated companies*	248,324	251,273	(2,949)
Other	604,771	598,746	6,025

Other assets, Total	1,750,657	1,638,975	111,682

Total assets	33,935,100	32,230,428	1,704,672

*	Including securities pledged as collateral

	Millions of yen
	June 30, 2010	March 31, 2010	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,821,613	1,301,664	519,949
Payables and deposits:
Payables to customers	469,786	705,302	(235,516)
Payables to other than customers	399,442	374,522	24,920
Deposits received at banks	592,376	448,595	143,781

Payables and deposits, Total	1,461,604	1,528,419	(66,815)

Collateralized financing:
Securities sold under agreements to repurchase	9,367,381	8,078,020	1,289,361
Securities loaned	1,725,668	1,815,981	(90,313)
Other secured borrowings	1,196,705	1,322,480	(125,775)

Collateralized financing, Total	12,289,754	11,216,481	1,073,273

Trading liabilities	8,143,142	8,356,806	(213,664)
Other liabilities	354,022	494,983	(140,961)
Long-term borrowings	7,753,067	7,199,061	554,006

Total liabilities	31,823,202	30,097,414	1,725,788

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,719,133,241 shares at June 30, 2010 and 3,719,133,241 shares at March 31, 2010
Outstanding - 3,673,801,436 shares at June 30, 2010 and 3,669,044,614 shares at March 31, 2010	594,493	594,493	—
Additional paid-in capital	633,311	635,828	(2,517)
Retained earnings	1,071,801	1,074,213	(2,412)
Accumulated other comprehensive income (loss)	(135,802)	(109,132)	(26,670)

Total NHI shareholders’ equity before treasury stock	2,163,803	2,195,402	(31,599)
Common stock held in treasury, at cost -
45,331,805 shares at June 30, 2010 and 50,088,627 shares at March 31, 2010	(62,039)	(68,473)	6,434

Total NHI shareholders’ equity	2,101,764	2,126,929	(25,165)

Noncontrolling interests	10,134	6,085	4,049

Total equity	2,111,898	2,133,014	(21,116)

Total liabilities and equity	33,935,100	32,230,428	1,704,672

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Revenue:
Commissions	118,078	102,024	15.7
Fees from investment banking	20,366	29,729	(31.5)
Asset management and portfolio service fees	34,854	30,331	14.9
Net gain on trading	59,969	121,132	(50.5)
Gain (loss) on private equity investments	(946)	(2,139)	—
Interest and dividends	75,757	58,427	29.7
Gain (loss) on investments in equity securities	(10,343)	9,801	—
Other	16,281	14,290	13.9

Total revenue	314,016	363,595	(13.6)
Interest expense	54,192	65,236	(16.9)

Net revenue	259,824	298,359	(12.9)

Non-interest expenses :
Compensation and benefits	122,087	138,081	(11.6)
Commissions and floor brokerage	23,681	20,043	18.2
Information processing and communications	44,253	40,160	10.2
Occupancy and related depreciation	22,511	21,992	2.4
Business development expenses	7,159	6,256	14.4
Other	33,663	40,406	(16.7)

Non-interest expenses, Total	253,354	266,938	(5.1)

Income before income taxes	6,470	31,421	(79.4)
Income tax expense	3,440	20,678	(83.4)

Net income	3,030	10,743	(71.8)

Less: Net income (loss) attributable to noncontrolling interests	708	(677)	—

Net income attributable to NHI Shareholders	2,322	11,420	(79.7)

	Yen		% Change
Per share of common stock:

Basic-
Net income attributable to NHI shareholders per share	0.63	4.37	(85.6)

Diluted-
Net income attributable to NHI shareholders per share	0.63	1.81	(65.2)

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(4)	Segment Information-Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management, and Wholesale from this fiscal year.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net revenue

Business segment information:
Retail	110,959	95,380	16.3
Asset Management	18,119	18,650	(2.8)
Wholesale	108,609	211,720	(48.7)

Sub Total	237,687	325,750	(27.0)
Other	32,730	(37,139)	—

Net revenue	270,417	288,611	(6.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	9,748	—

Net revenue	259,824	298,359	(12.9)

Non-interest expenses

Business segment information:
Retail	73,216	67,521	8.4
Asset Management	13,220	13,521	(2.2)
Wholesale	149,755	158,458	(5.5)

Sub Total	236,191	239,500	(1.4)
Other	17,163	27,438	(37.4)

Non-interest expenses	253,354	266,938	(5.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	253,354	266,938	(5.1)

Income (loss) before income taxes

Business segment information:
Retail	37,743	27,859	35.5
Asset Management	4,899	5,129	(4.5)
Wholesale	(41,146)	53,262	—

Sub Total	1,496	86,250	(98.3)
Other*	15,567	(64,577)	—

Income (loss) before income taxes	17,063	21,673	(21.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	9,748	—

Income (loss) before income taxes	6,470	31,421	(79.4)

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Net gain (loss) related to economic hedging transactions	5,228	5,350	(2.3)
Realized gain (loss) on investments in equity securities held for operating purposes	250	53	371.7
Equity in earnings of affiliates	363	3,701	(90.2)
Corporate items	(2,486)	(24,896)	—
Others	12,212	(48,785)	—

Total	15,567	(64,577)	—

(5)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended
June 30, 2010
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	635,828
Gain on sales of treasury stock	1,509
Issuance and exercise of common stock options	(4,026)

Balance at end of period	633,311

Retained earnings
Balance at beginning of year	1,074,213
Net income attributable to NHI Shareholders	2,322
Cumulative effect of change in accounting principle (Note)	(4,734)

Balance at end of period	1,071,801

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(74,330)
Net change during the period	(28,200)

Balance at end of period	(102,530)

Defined benefit pension plans
Balance at beginning of year	(34,802)
Pension liability adjustment	1,530

Balance at end of period	(33,272)

Balance at end of period	(135,802)

Common stock held in treasury
Balance at beginning of year	(68,473)
Repurchases of common stock	(3)
Sale of common stock	1
Common stock issued to employees	6,436
Other net change in treasury stock	0

Balance at end of period	(62,039)

Total NHI shareholders’ equity

Balance at end of period	2,101,764

Noncontrolling interests
Balance at beginning of year	6,085
Net change during the period	4,049

Balance at end of period	10,134

Total equity
Balance at end of period	2,111,898

Note:

In relation to this change in the accounting principle, refer to section “2. Others, (3) Changes in Accounting Principles, Procedures and Presentations”.

(6)	Consolidated Statements of Operations - Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010 (A)	June 30, 2010 (B)
Revenue:
Commissions	102,024	95,438	101,050	96,571	118,078	22.3	395,083
Fees from investment banking	29,729	15,580	44,516	31,429	20,366	(35.2)	121,254
Asset management and portfolio service fees	30,331	34,016	34,235	33,667	34,854	3.5	132,249
Net gain on trading	121,132	148,487	66,481	81,324	59,969	(26.3)	417,424
Gain (loss) on private equity investments	(2,139)	2,033	2,342	9,670	(946)	—	11,906
Interest and dividends	58,427	53,561	67,414	55,908	75,757	35.5	235,310
Gain (loss) on investments in equity securities	9,801	(2,308)	(3,827)	2,376	(10,343)	—	6,042
Other	14,290	8,663	9,377	5,153	16,281	216.0	37,483

Total revenue	363,595	355,470	321,588	316,098	314,016	(0.7)	1,356,751
Interest expense	65,236	55,445	47,050	38,198	54,192	41.9	205,929

Net revenue	298,359	300,025	274,538	277,900	259,824	(6.5)	1,150,822

Non-interest expenses:
Compensation and benefits	138,081	146,633	126,239	115,285	122,087	5.9	526,238
Commissions and floor brokerage	20,043	21,706	22,922	21,458	23,681	10.4	86,129
Information processing and communications	40,160	43,924	43,919	47,572	44,253	(7.0)	175,575
Occupancy and related depreciation	21,992	22,598	21,298	21,918	22,511	2.7	87,806
Business development expenses	6,256	6,380	6,544	8,153	7,159	(12.2)	27,333
Other	40,406	31,492	35,659	34,937	33,663	(3.6)	142,494

	266,938	272,733	256,581	249,323	253,354	1.6	1,045,575

Income before income taxes	31,421	27,292	17,957	28,577	6,470	(77.4)	105,247
Income tax expense	20,678	(1,049)	7,745	9,787	3,440	(64.9)	37,161

Net income	10,743	28,341	10,212	18,790	3,030	(83.9)	68,086

Less: Net income (loss) attributable to noncontrolling interests	(677)	626	(24)	363	708	95.0	288

Net income attributable to NHI shareholders	11,420	27,715	10,236	18,427	2,322	(87.4)	67,798

	Yen					% Change	Yen
Per share of common stock:

Basic-
Net income attributable to NHI shareholders per share	4.37	10.22	2.91	5.02	0.63	(87.5)	21.68

Diluted-
Net income attributable to NHI shareholders per share	1.81	8.87	2.89	5.00	0.63	(87.4)	21.59

(7)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations. Business segment has been divided into three divisions consisting of Retail, Asset Management, and Wholesale from this fiscal year.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010 (A)	June 30, 2010 (B)
Net revenue

Business segment information:
Retail	95,380	93,150	104,290	95,452	110,959	16.2	388,272
Asset Management	18,650	16,467	17,247	18,001	18,119	0.7	70,365
Wholesale	211,720	199,304	210,091	168,416	108,609	(35.5)	789,531

Sub Total	325,750	308,921	331,628	281,869	237,687	(15.7)	1,248,168
Other	(37,139)	(7,056)	(53,198)	(9,360)	32,730	—	(106,753)

Net revenue	288,611	301,865	278,430	272,509	270,417	(0.8)	1,141,415

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	—	9,407

Net revenue	298,359	300,025	274,538	277,900	259,824	(6.5)	1,150,822

Non-interest expenses

Business segment information:
Retail	67,521	66,796	69,119	71,479	73,216	2.4	274,915
Asset Management	13,521	11,994	13,166	13,090	13,220	1.0	51,771
Wholesale	158,458	161,110	161,584	133,197	149,755	12.4	614,349

Sub Total	239,500	239,900	243,869	217,766	236,191	8.5	941,035
Other	27,438	32,833	12,712	31,557	17,163	(45.6)	104,540

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	1.6	1,045,575

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	266,938	272,733	256,581	249,323	253,354	1.6	1,045,575

Income (loss) before income taxes

Business segment information:
Retail	27,859	26,354	35,171	23,973	37,743	57.4	113,357
Asset Management	5,129	4,473	4,081	4,911	4,899	(0.2)	18,594
Wholesale	53,262	38,194	48,507	35,219	(41,146)	—	175,182

Sub Total	86,250	69,021	87,759	64,103	1,496	(97.7)	307,133
Other*	(64,577)	(39,889)	(65,910)	(40,917)	15,567	—	(211,293)

Income (loss) before income taxes	21,673	29,132	21,849	23,186	17,063	(26.4)	95,840

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,748	(1,840)	(3,892)	5,391	(10,593)	—	9,407

Income (loss) before income taxes	31,421	27,292	17,957	28,577	6,470	(77.4)	105,247

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2010
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010 (A)	June 30, 2010 (B)
Net gain (loss) related to economic hedging transactions	5,350	8,589	(13,316)	2,700	5,228	93.6	3,323
Realized gain (loss) on investments in equity securities held for operating purposes	53	(468)	65	(3,015)	250	—	(3,365)
Equity in earnings of affiliates	3,701	602	1,877	1,585	363	(77.1)	7,765
Corporate items	(24,896)	(19,588)	(10,693)	(28,114)	(2,486)	—	(83,291)
Others	(48,785)	(29,024)	(43,843)	(14,073)	12,212	—	(135,725)

Total	(64,577)	(39,889)	(65,910)	(40,917)	15,567	—	(211,293)

4.	(Reference Information) Unconsolidated Quarterly Financial Statements

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

(1)	Unconsolidated Balance Sheet [Japanese GAAP]

Nomura Holdings, Inc.

(UNAUDITED)

	Millions of yen
	June 30, 2010	March 31, 2010	Increase/(Decrease)
Assets
Current Assets	2,818,753	2,302,125	516,628
Fixed Assets	2,231,511	2,263,954	(32,442)

Total Assets	5,050,264	4,566,078	484,186

Liabilities
Current Liabilities	539,192	205,130	334,063
Long-term Liabilities	2,687,994	2,554,642	133,353

Total Liabilities	3,227,187	2,759,771	467,415

Net Assets
Shareholders’ equity	1,757,449	1,751,573	5,875
Valuation and translation adjustments	45,494	30,700	14,794
Subscription rights to shares	20,135	24,033	(3,899)

Total Net Assets	1,823,077	1,806,307	16,770

Total Liabilities and Net Assets	5,050,264	4,566,078	484,186

(2) Unconsolidated Income Statement [Japanese GAAP] Nomura Holdings, Inc. (UNAUDITED)
	Millions of yen
	For the three months ended		% Change (A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Operating revenue	58,620	73,877	(20.7)
Operating expenses	50,124	43,676	14.8

Operating income	8,496	30,201	(71.9)

Non-operating income	3,791	1,206	214.2
Non-operating expenses	677	1,353	(50.0)

Ordinary income	11,610	30,054	(61.4)

Special profits	490	4,866	(89.9)
Special losses	357	17,682	(98.0)

Income before income taxes	11,743	17,238	(31.9)

Income taxes - current	(455)	8,429	—
Income taxes - deferred	(542)	(7,267)	—

Net income	12,739	16,075	(20.8)

5.	Supplementary Information

(1)	Financial Status of a Major Subsidiary [Japanese GAAP]

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet

(UNAUDITED)

	Millions of yen
	June 30, 2010	March 31, 2010	Increase/(Decrease)
Assets
Current Assets:	10,349,484	9,268,687	1,080,797

Trading assets	5,833,330	4,211,858	1,621,473
Loans with securities as collateral	3,336,509	3,288,350	48,159
Other	1,179,644	1,768,480	(588,835)

Fixed Assets	120,483	89,446	31,038

Total Assets	10,469,967	9,358,133	1,111,834

Liabilities
Current Liabilities:	8,544,796	7,499,237	1,045,559

Trading liabilities	2,109,127	2,115,364	(6,236)
Borrowings with securities as collateral	2,216,877	1,649,225	567,652
Other	4,218,791	3,734,648	484,144

Long-term Liabilities	1,084,143	1,030,619	53,524

Statutory Reserves	6,209	6,244	(35)

Total Liabilities	9,635,148	8,536,100	1,099,049

Shareholder’s equity	832,298	820,090	12,208
Valuation and translation adjustments	2,520	1,943	577

Total Net Assets	834,819	822,033	12,786

Total Liabilities and Net Assets	10,469,967	9,358,133	1,111,834

Nomura Securities Co., Ltd. Unconsolidated Income Statement (UNAUDITED)
	Millions of yen
	For the three months ended		% Change (A-B)/(B)
	June 30, 2010 (A)	June 30, 2009 (B)
Operating revenue	156,045	195,430	(20.2)

Commissions	106,397	100,914	5.4
Net gain on trading	34,710	72,051	(51.8)
Net gain on other inventories	3	2	57.9
Interest and dividend income	14,935	22,463	(33.5)

Interest expenses	14,331	22,310	(35.8)

Net operating revenue	141,714	173,120	(18.1)

Selling, general and administrative expenses	116,227	124,137	(6.4)

Operating income	25,487	48,983	(48.0)

Non-operating income	140	211	(33.7)
Non-operating expenses	82	427	(80.8)

Ordinary income	25,545	48,767	(47.6)

Special profits	503	398	26.6
Special losses	3,104	—	—

Income before income taxes	22,944	49,165	(53.3)

Income taxes - current	(405)	(6,564)	—
Income taxes - deferred	11,141	25,844	(56.9)

Net income	12,208	29,885	(59.1)

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2011_1q.pdf